UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

September 17, 2019

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

ELGA COAL COMPLEX LINKED TO RUSSIA’S UNITED ENERGY GRID

Neryungri, Russia – September 17, 2019 – Mechel PAO (NYSE: MTL, MOEX: MTLR), one of the leading Russian mining and metals companies, reports the launch of the Federal Grid Company of Unified Energy System (FGC UES)’s 220-kV Elgaugol electrical substation and 220-kV Prizeiskaya-Elgaugol electric power line. Federal Grid Company supplies the line with electricity from Russia’s united energy system. The transfer to centralized electricity supply will enable Elgaugol OOO to dramatically slash energy costs and use more efficient equipment.

Construction of the electric grid objects for Elga Coal Complex’s off-site power supply has thus completed its first stage. FGC UES constructed the 220-kV Elgaugol Substation and 1,080 supports, expanded its 220-kV substation Prizeiskaya. The power line originates at Prizeiskaya Substation located in Amur Region’s Verkhnezeisk village, and stretches over 270 kilometers to reach Elgaugol Substation.

In the future, FGC UES will construct the 220-kV Prizeiskaya-Elgaugol second power line and expand Elgaugol Substation’s capacity. FGC UES’s investment will total 17.5 billion rubles.

As part of the project’s first stage, Mechel in its turn provided the energy infrastructure at Elga Coal Complex’s site, including 35-kV Alpha and Beta Substations, 159 supports and 26 kilometers of distribution circuits. Mechel Group’s investment totaled 470 million rubles.

The project was launched in 2010, with the second stage due to be completed in 2023.

The power line’s launch will ensure reliable electricity supply to Elga’s production and amenity facilities and enable the complex to stop using diesel generators.

“Setting up an energy supply grid for Elga Coal Complex is part of the complex plan for modernization and expansion of energy infrastructure, developed by the Russian government for implementing the President’s so-called May decree. This is one of Federal Grid Company’s largest projects in the Far East, and the region as a whole will be our investment priority in the next five years,” FGC UES’s Chairman of the Board Andrey Murov said.

“The launch of electrical supply to Elga Coal Complex is by all means a historical moment that Mechel’s team has long striven for. The power line will take us to a new production level, increased output and higher quality of life for our personnel living at Elga’s rotation village,” Mechel Mining Management OOO’s Chief Executive Officer Igor Khafizov noted.

“Completion of this construction and linking Elga Coal Complex to a power line opens vast horizons for the deposit’s further development. We have already begun acquiring more efficient mining equipment and will transfer our washing plant to electricity. As a result, the entire project will benefit economically, as transfer to an electrical supply means reducing our energy costs more than five times. This completes yet another stage of our strategy of creating a competitive, world-class production complex,” Mechel PAO’s Chief Executive Officer Oleg Korzhov commented.

The Elga deposit of high-quality coking coal is Russia’s largest and is located in Southern Yakutia, in a remote area 415 kilometers away from Neryungri. The facility’s staff totals over 1,600 people. In 2018, Elgaugol produced 4.9 million tonnes of coal.

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Mechel PAO

Ekaterina Videman

Tel: + 7 495 221 88 88

ekaterina.videman@mechel.com

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Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

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Elgaugol is developing one of the world’s largest deposits of high-quality coking coal, with reserves estimated at 2.2 billion tonnes according to JORC. The deposit is located in South-East Yakutia. Mining at the deposit began in 2011. Traffic on Mechel-built 321-kilometer railroad linking the deposit with Baikal-Amur Mainline was launched in the same year.

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Federal Grid Company of Unified Energy System (FGC UES) is one of the largest global electricity transmission companies based on the length of transmission lines. Those include some 145,900 kilometers of high-voltage power lines and 958 substations with the total power capacity of over 351,900 MVA. The company provides reliable electricity supply to customers in 79 Russian regions, servicing an area of some 15.1 million kilometers. It is part of Rosseti PSJC, Russia’s largest energy holding which owns 80.13% of FGC’s shares.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: September 17, 2019

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